Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: Azzad Asset Management

Address of persons relying on exemption: 3141 Fairview Park Drive, Suite 355, Falls Church, Virginia 22042

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

Dear Apple Investor:

We are writing to urge you to vote in favor of Proposal 6 on the Company’s proxy. The proposal requests the Board of Directors revise Apple’s Transparency Reports to provide clear explanations of the number and categories of app removals from the App Store, in response to or in anticipation of government requests, that may reasonably be expected to limit freedom of expression or access to information.

As explained below, we believe Apple’s transparency reports do not sufficiently disclose the types or categories of apps the company has removed from the App Store, nor do they examine the extent to which either company-initiated or government-requested app removals may limit human rights.

This substantially inhibits shareholders’ ability to understand whether and how Apple’s actions accurately reflect its stated human rights commitments in the face of attempts by authoritarian governments to exercise greater control over the internet and restrict free expression for millions of people who use Apple devices.

Without a transparent understanding of the full scope of Apple’s App Store takedowns, it is currently impossible for shareholders to accurately assess how the company is meeting (or failing) its stated human rights commitments, and the grave risks these removals pose to Apple’s legal and financial standing, as well as its reputation as a leader on free expression.

For these reasons, we urge you to vote FOR Proposal 6 on the Company’s proxy.

Sincerely,

Azzad Asset Management

Open MIC urges you to vote FOR Proposal 6 on the Company’s 2022 Proxy.

The shareholder proposal requests the Board of Directors revise Apple’s Transparency Reports to provide clear explanations of the number and categories of app removals from the App Store, in response to or in anticipation of government requests, that may reasonably be expected to limit freedom of expression or access to information.

Despite Apple’s strong claims to support human rights and free expression, the company is reportedly removing tens of thousands of applications from its App Stores across the globe without a direct takedown request from governments, and without any public transparency. Many of these apps are likely tools for pro-democracy organizing or freedom of information and communication. However, Apple’s current transparency reports provide scant numerical detail about a tiny fraction of app removals, while omitting vital contextual information regarding what types of apps are removed, and what actions prompted their removal.

Without a transparent understanding of the full scope of Apple’s App Store takedowns, it is currently impossible for shareholders to accurately assess how the company is meeting (or failing) its stated human rights commitments, and the grave risks these removals pose to Apple’s legal and financial standing, as well as its reputation as a leader on free expression.

1.	Apple is reportedly removing tens of thousands of applications via an opaque preemptive process.

According to the New York Times, since 2017 roughly 55,000 active apps have disappeared from Apple’s Chinese App Store. The vast majority of these apps were apparently removed from the store by Apple staff or algorithms in anticipation of concern from the Chinese government, and without even a direct takedown request from that government.1

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1 https://www.nytimes.com/2021/05/17/technology/apple-china-censorship-data.html

These removals are not included in the company’s Transparency Reports. According to these reports, Apple has removed hundreds of applications based on government takedown requests for “legal” or “platform policy” violations. The reports completely fail to acknowledge or account for the reported tens of thousands of disappearing apps that Apple has preemptively removed from its Chinese App Store, or any other App Store.

Nor does Apple offer sufficient transparency regarding how it identifies the applications it targets for proactive removal. Research organization Ranking Digital Rights, in its 2020 Corporate Accountability Index, concluded: “Apple lacked transparency about its process for removing apps from the App Store for violations to iOS rules.”2

In its human rights policy, Apple acknowledges that it is “required to comply with local laws”, but these preemptive removals are apparently voluntary. Apple’s reported censorship actually exceeds the requirements of local law. This suggests Apple is either bowing to extralegal pressure from authoritarian governments, or prioritizing the approval of government officials over its stated commitments to free expression.

2.	Apple’s preemptive removals have an adverse impact on human rights.

The New York Times also reported that many of the apps disappearing from the App Store were likely tools used by dissidents for organizing pro-democracy protests or for access to information and communications that skirt China’s Internet restrictions.

A report from The Citizen Lab documented Apple’s purges of major VPN apps from its App Store in China, as well as foreign news outlets, queer dating services, encrypted messaging, and safety tools for protesters.3 These reports have drawn bipartisan public concern from U.S. lawmakers.4

The Washington Post reported that a globally popular Koran app was kicked off the App Store in China in 2021. While practicing Islam does not violate any Chinese laws, the Chinese government has attempted to limit the freedoms of those living in predominantly Muslim areas, including by arresting imams and detaining hundreds of thousands of Muslims in camps.5

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2 https://rankingdigitalrights.org/index2020/companies/Apple

3 https://citizenlab.ca/2021/08/engrave-danger-an-analysis-of-apple-engraving-censorship-across-six-regions/

4 https://www.wyden.senate.gov/imo/media/doc/101819%20Wyden%20Letter%20to%20Apple%20RE%20Hong%20Kong.pdf

5 https://www.washingtonpost.com/politics/2021/10/18/days-us-tech-companies-fighting-back-against-authoritarian-regimes-are-long-gone/

These harms extend beyond China:

●	In September 2021, Apple removed an opposition voting app from its App Store in Russia just as balloting began in the country’s parliamentary election.[6]

●	Reports have documented over a thousand cases of Apple restricting LGTBQ+ apps in 152 of its global App Stores, including extremely popular apps such as Grindr, Taimi, and OkCupid.[7] These app removals do not correlate with local laws.

Despite these extremely public and concerning accounts, Apple’s transparency reports do not sufficiently disclose the types or categories of apps the company has removed from the App Store, nor do they examine the extent to which either company-initiated or government-requested app removals may reasonably be expected to limit human rights.

This substantially inhibits shareholders’ ability to understand whether and how Apple’s actions accurately reflect its stated human rights commitments in the face of attempts by authoritarian governments to exercise greater control over the internet and restrict free expression for millions of people who use Apple devices.

3.	Apple is failing to live up to its own stated human rights commitments.

In its Human Rights Policy, Apple expresses its deep commitment to respecting the human rights set out in the International Bill of Human Rights, as well as its endorsement of the UN Guiding Principles on Business and Human Rights (UNGPs). The company claims to “conduct human rights due diligence and to identify risks,” “work to mitigate them,” and “report [its] findings.”

Under the UNGPs, a technology company can cause an adverse impact where its activities by action or omission “remove or reduce a person’s (or group of persons’) ability to enjoy a human right, i.e. where the company’s activities are sufficient to result in harm.”8

Given that many of the removed apps were likely to have been tools used by dissidents to organize pro-democracy protests or access information and communications, Apple’s voluntary removal of them amounts to “causing” adverse impacts to the right of its users to freedom of opinion, expression, and to “receive and impart information and ideas through any media” – a right which is enshrined in two of the instruments in the International Bill of Human Rights.9

Moreover, by failing to even disclose the full scope of removals, Apple is neglecting its commitments to fully identify and report on the human rights risks of its actions. This lack of transparency is, on its own, a violation of Apple’s human rights commitments.

4.	Apple’s failure poses reputational, legal, and financial risks.

Apple has built a reputation as a defender of digital rights and freedom of expression, perhaps most notably through its repeated refusal to unlock its encrypted devices on behalf of law enforcement agencies.10 It has also received press attention for instituting stronger privacy protections for the company’s end-users at the expense of targeted advertising interests.11

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6 https://www.washingtonpost.com/business/2021/09/17/navalny-google-apple-app-russia/

7 https://www.fightforthefuture.org/news/2021-06-14-apple-is-enabling-censorship-of-lgbtq-apps-in-152/

8 https://www.ohchr.org/Documents/Issues/Business/B-Tech/taking-action-address-human-rights-risks.pdf

9 Universal Declaration of Human Rights, Article 19; International Covenant on Civil and Political Rights, Article 19.

10 https://www.nytimes.com/2020/01/07/technology/apple-fbi-iphone-encryption.html

11 https://www.nytimes.com/2022/02/03/technology/apple-privacy-changes-meta.html

The burgeoning wave of reports revealing Apple’s practice of removing applications in proactive deference to authoritarian regimes threatens to severely undermine this distinction. Apple’s contravention of its own human rights commitments and lack of subsequent disclosure invites reputational harm and legal action and, in turn, exposes shareholders to financial risk. Research has documented the correlation between attention to human rights risks, corporate financial performance, and risks to investment.12 In 2019, over 50 investors recognized that “companies that do not adequately consider human rights increasingly risk reputational harm, financial losses including significant fines, shareholder lawsuits, and dissatisfaction among employees, customers and users.” In particular, they identified that risk to freedom of expression is especially material for technology companies.13

Under the UNGPs, investors have their own responsibility to ensure that their investments in the technology sector avoid adverse human rights impacts.14 Where a shareholder is linked to an adverse impact through an investment, it should exercise leverage to promote the responsible development and use of technology.15 Forms of investor leverage in the context of public equities include filing and supporting shareholder proposals that reflect the expectations of the UNGPs.16

To mitigate these harms and ensure that Apple upholds its human rights commitments, further transparency is badly needed. Requesting increased disclosure of both anticipatory and requested app removals, and analysis of their combined impacts on the human rights of millions of end-users of Apple products, is a wise investment.

For the reasons provided above, we urge Apple shareholders to vote FOR Proposal 6, requesting the Board revise the company’s Transparency Reports.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Azzad Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Azzad Asset Management as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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12 https://www.ohchr.org/Documents/Issues/Business/B-Tech/B-Tech-Briefing-Investment.pdf ; https://www.hks.harvard.edu/sites/default/files/centers/mrcbg/working.papers/CRI69_FINAL.pdf ; https://www.belfercenter.org/publication/responsible-investing-tech-and-venture-capital

13 https://investorsforhumanrights.org/sites/default/files/attachments/2019-01/IAHR%20Statement%20on%20Digital%20Rights_Final%20%283%29.pdf

14 https://www.ohchr.org/Documents/Issues/Business/B-Tech/B-Tech-Briefing-Investment.pdf

15 https://www.ohchr.org/Documents/Issues/Business/B-Tech/B-Tech-Briefing-Investment.pdf

16 https://www.ohchr.org/Documents/Issues/Business/UNGPs10/Stocktaking-investor-implementation.pdf